**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, DC 20549

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**FORM 8-K**

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) **January 24, 2007**

**Petroleum Development Corporation**
(Exact Name of Registrant as Specified in Charter)

| **Nevada** | **0-7246** | **95-2636730** |
|---|---|---|
| (State or Other Jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |

**120 Genesis Boulevard, Bridgeport, WV  26330**
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: **304-842-3597**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report)

**Item 8.01.    Other Events**

By Press Release dated January 22, 2007, PDC announced the completion of the Like-Kind Exchange Agreement with J.P. Morgan Property Exchange, Inc. and that the Company has added to its natural gas commodity options.  See the attached Press Release filed as Exhibit 9.01.

**EXHIBIT INDEX**

**Item 9.01.  Financial Statements and Exhibits.**

(c)  Exhibits.

The Exhibit is filed herewith as Exhibit 99.1 and incorporated herein by reference.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**PETROLEUM DEVELOPMENT CORPORATION**

Date:     January 24, 2007

By:       /s/ Richard McCullough
          Richard McCullough
          Chief Financial Officer